                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

            For the fiscal year ended December 31, 2004.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from _______ to ______.

      Commission file number 1-2299

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Applied Industrial Technologies, Inc.
                  Retirement Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Applied Industrial Technologies, Inc.
                  One Applied Plaza
                  Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)

                                                      Page No.
                                                  (in this Report)
(a)   Financial Statements

      Independent Auditors' Report                         5
      Statement of Net Assets Available                    6
            for Benefits --
            December 31, 2004 and 2003
      Statement of Changes in Net Assets                   7
            Available for Benefits --
            Years Ended December 31, 2004
            and 2003
      Notes to Financial Statements --                8 - 12
            Years Ended December 31,
            2004 and 2003

      Supplemental Schedule                               13

(b)   Exhibit(s)

      Independent Auditors' Consent                       14

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   APPLIED INDUSTRIAL TECHNOLOGIES,
                                   INC. RETIREMENT SAVINGS PLAN

                                   By: Applied Industrial
                                       Technologies, Inc., as Plan
                                       Administrator

                                   By: /s/ Daniel T. Brezovec
                                      ---------------------------------------
                                       Signature

                                       Daniel T. Brezovec
                                      ---------------------------------------
                                          Printed Name

                                       Corporate Controller
                                      ---------------------------------------
                                       Title

Date: June 28, 2005

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements
For the Years Ended December 31, 2004 and 2003,
Supplemental Schedule as of
December 31, 2004,
Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

                                                                         PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 2004 and 2003                                       2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 2004 and 2003                         3

   Notes to Financial Statements                                        4 - 8

SUPPLEMENTAL SCHEDULE:

   Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
     As of December 31, 2004                                                9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 10, 2005

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

                                                                 2004                2003
ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock       $  80,646,055      $  44,931,151
    Mutual funds                                               144,064,605        124,896,351
    Common/collective trust funds                               41,434,628         42,405,383
    Loans to participants                                        7,423,278          7,697,277
                                                             -------------      -------------
         Total investments                                     273,568,566        219,930,162

                                                             -------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS                            $ 273,568,566      $ 219,930,162
                                                             =============      =============

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                          2004             2003
ADDITIONS:
  Contributions:
    Participants                                                      $  9,664,763     $  8,630,098
    Employer:
      Applied Industrial Technologies, Inc. common stock                 5,752,242        3,433,420
      Cash                                                               2,020,515        1,495,593
                                                                      ------------     ------------
        Total contributions                                             17,437,520       13,559,111

  Investment income:
    Dividends, interest and other:
     Applied Industrial Technologies, Inc. common stock                    976,828          990,053
     Mutual funds                                                        2,814,004        2,093,525
     Common/collective trust funds                                          55,664                -
                                                                      ------------     ------------
        Total dividends                                                  3,846,496        3,083,578
   Net appreciation in fair value of investments:
     Applied Industrial Technologies, Inc. common stock                 32,637,365        9,274,008
     Mutual funds                                                       14,029,296       20,287,331
     Common/collective trust funds                                       1,358,865        7,096,213
                                                                      ------------     ------------
         Total net appreciation in fair value of investments:           48,025,526       36,657,552
                                                                      ------------     ------------
         Total investment income                                        51,872,022       39,741,130
                                                                      ------------     ------------

         Total additions                                                69,309,542       53,300,241

DEDUCTIONS:
  Distributions to participants                                         15,446,855       12,104,037
  Administrative expenses                                                  224,283          262,302
                                                                      ------------     ------------

         Total deductions                                               15,671,138       12,366,339
                                                                      ------------     ------------

INCREASE IN NET ASSETS FOR THE YEAR                                     53,638,404       40,933,902

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR               219,930,162      178,996,260
                                                                      ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF THE YEAR                    $273,568,566     $219,930,162
                                                                      ============     ============

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.    DESCRIPTION OF THE PLAN

      The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

      GENERAL - The Plan was established for the purpose of encouraging and assisting employees of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

      ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Trust, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

      The assets of the Plan are maintained and administered by American Express Trust Company and American Express Retirement Services, acting as Trustee and record keeper. The Trustee is responsible for the custody of assets.

      Effective March 1, 2003, American Express Trust Company and American Express Retirement Services, became the new trustee and record keeper, respectively, for the Applied Industrial Technologies, Inc. Retirement Savings Plan. The transfer of the assets from Key Trust Co. of Ohio, N.A. to American Express Trust Company took place on March 3, 2003. There was a "blackout period" from March 3, 2003 to March 20, 2003 during which time participants were unable to exercise their rights related to the Plan.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

      PARTICIPATION AND CONTRIBUTIONS - All eligible employees may participate in the Plan on the first payroll period following 30 days of employment.

      Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 50% of compensation. For those eligible employees who do not make a contribution election, their compensation shall be automatically reduced by two percent and such shall be contributed on their behalf to the Plan as contributions until superseded by a subsequent contribution election. The Company may make additional contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant's compensation, and discretionary profit-sharing contributions as determined annually. Matching employer contributions are determined based upon the Company's earnings per share for the immediately preceding calendar year quarter and the participant's investment elections. Except in the case of death, disability, or retirement, a participant must be employed through the last payroll period of the quarter to receive the Plan's quarter match. The matching employer contribution is updated annually based on the Company's June 30 fiscal year end and is currently determined using the following schedule:

                          SUBSEQUENT QUARTER MATCHING CONTRIBUTION
                          ----------------------------------------
                            $.25     $.35    $.50     $.75   $1.00
                                      QUARTERLY EPS
Quarter Ended 9/30/04                 .25     .29      .35     .38
Quarter Ended 12/31/04    Minimum     .19     .23      .29     .33
Quarter Ended 3/31/05      Match      .31     .35      .41     .44
Quarter Ended 6/30/05                 .34     .39      .45     .49

      The employer match on participant contributions to investment funds other than the Company Stock fund was $.35, $1.00, $1.00, and $1.00 for the four 2004 quarters, and $.35, $.25, $1.00 and $.35 for the four 2003 quarters, respectively.

      Matching employer contributions are made primarily in shares of Applied Industrial Technologies, Inc. common stock to the Company Stock Fund. Participants that elect to contribute to the Company Stock Fund, receive an additional 10% Bonus Match on the participant's pretax contributions not in excess of 6% of the participant's compensation. The Bonus Match is also made primarily in shares of Applied Industrial Technologies, Inc. common stock to the Company Stock Fund. Matching employer contributions and Bonus Match are invested in the Employer Match Fund and cannot be transferred until age 55.

      The Company may also make a Profit-Sharing Contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the Profit-Sharing Contribution. Additionally, the Company may contribute a special Profit-Sharing Contribution to individuals who retire after attaining age 55 and completing ten years of service. Profit-Sharing Contributions are allocated to each participant's Profit-Sharing Contribution Account based upon the ratio of each participant's total compensation to the aggregate compensation of all participants eligible to receive a Profit-Sharing Contribution. The Profit-Sharing Contributions for the years ended December 31, 2004 and 2003 were composed of $2,020,515 and $1,495,431 in cash, and $173,524 and $132,569 in Applied Industrial Technologies, Inc. common stock, respectively.

      Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

      The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan. Maximum catch-up contributions are $2,000 in 2003, $3,000 in 2004, $4,000 in 2005
      and $5,000 in 2006.

      The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

      INVESTMENT OF CONTRIBUTIONS - Participants elect investment of profit-sharing and pretax contributions in 1% increments in the Plan's Company Stock, AET Income II Fund, American Fundamental Investors Fund, American EuroPacific Growth Fund, Pimco Total Return Fund, Franklin Small-Cap Growth II Fund, T Rowe Price Mid-Cap Growth Fund, Vanguard Asset Allocation Fund, AIT Large-Cap Growth Funds consisting of (Vanguard Growth Index Fund, Harbor Capital Appreciation Fund and Wilshire Target Large Growth Fund), AXP S&P 500 Index Fund, Royce Total Return Fund, Lord Abbett Mid-Cap Value Fund, Washington Mutual Investors Fund, or the Calamos Growth Fund. The portion of the Plan that is invested in the Company Stock Fund is intended to be an Employee Stock Ownership Plan (ESOP) under code section 4975 (e)(7) and ERISA section 407 (d)(6). Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

      In connection with the change to the new trustee and record keeper effective March 1, 2003, the AET Income II Fund, AXP S&P 500 Index Fund, and the Calamos Growth Fund were added to the Plan, while the EB MaGIC Fund, EB Equity Index Fund, EB Money Market and MFS Mid-Cap Growth Fund were removed from the Plan. During 2004, the Washington Mutual investor's Fund was added to the Plan and the Alliance Growth & Income Fund was removed.

      The value of the Company's common stock and other funds and the interest of individual participants under each investment, are calculated daily (daily valuation).

      VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in Matching Employer Contributions and Profit-Sharing Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability determined by the Company upon the basis of a written certificate of a physician selected by it, or normal early retirement as defined in the Plan.

      Upon termination of employment, participants may receive lump sum or installment distributions of their vested account balances as soon as administratively possible. The Plan permits hardship withdrawals, if the hardship criteria is met, or in-service distributions at age 59 1/2. These distributions are limited to participant rollovers, salary deferral and catch-up contributions.

      Forfeitures of nonvested amounts are applied to reduce future Matching Employer Contributions. Total forfeitures were $72,687 in 2004 and $58,930 in 2003.

      LOANS - Participants may borrow from their 401(k) Contributions, 401(k) Catch-up Contributions, Rollover Contributions and Transferred Contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the aggregate sum of the participants' accounts. Loan terms range from 1-5 years or up to ten years, if for the purchase of a primary residence. Loans that originated from merged plans are also reflected in loans to participants in the Plan's financial statements. These loans are to be repaid to the Plan in accordance with their original terms. The loans are secured by the balance in the participants' accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions. Loans cannot be borrowed from the Profit-Sharing Contributions or from the Company match.

      PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

      TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated July 12, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been amended since receiving this determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing prices for each of the funds or quoted market prices. Participant loans are stated at cost, which approximates fair value.

      RISK AND UNCERTAINTIES - In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

      BENEFIT PAYMENTS - Distributions to participants are recorded by the Plan when payments are made.

      ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

3.    INVESTMENTS

      The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

      Plan investments exceeding 5% of net assets available for benefits as of December 31, 2004 and 2003 were as follows:

                    Description of
                      Investment                               2004                2003
                                                           ------------         -----------
Applied Industrial Technologies, Inc. Common Stock         $ 80,646,055         $44,931,151

AET Income II Fund                                           41,434,628          42,405,383

American Fundamental Investors Fund                          31,747,877          28,187,146

AIT Large-Cap Growth Fund                                    21,882,065          20,821,969

American EuroPacific Growth Fund                             19,393,286          15,460,396

Pimco Total Return Fund                                               -          13,059,375

Franklin Small-Cap Growth II Fund                                     -          11,389,171

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      The Plan's only non-participant directed transactions are contained within the Company Stock Fund, which includes both participant and non-participant directed transactions. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund is as follows:

                                                                2004              2003
                                                            ------------      ------------
Net Assets:
Common stock                                                $ 80,646,055      $ 44,931,151

                                                            ------------      ------------
                                                            $ 80,646,055      $ 44,931,151
                                                            ============      ============

Change in Net Assets:
Contributions                                               $  6,585,238      $  5,006,273
Dividends                                                        976,828           990,053
Net appreciation in fair value                                32,637,365         9,274,008
Benefits paid to participants                                 (2,685,235)         (360,345)
Transfers to participant-directed investments, net            (1,799,292)       (3,895,726)
                                                            ------------      ------------
                                                            $ 35,714,904      $ 11,014,263
                                                            ============      ============

                                     ******

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

EMPLOYER ID NUMBER: 34-0117420
PLAN NUMBER: 003

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

(a)                 (b)                                        (c)                                  (d)            (e)
        IDENTITY OF ISSUER, BORROWER,                                                                            CURRENT
           LESSOR OR SIMILAR PARTY                   DESCRIPTION OF INVESTMENT                      COST          VALUE
*      Applied Industrial Tech., Inc.    Common Stock - 3,251,988 shares                        $ 38,567,016   $ 80,646,055

*      American Express Trust Company    AET Income II Fund - 1,682,693 units                        **          41,434,628

       The American Funds Group          American Fundamental Investors Fund - 984,430 shares        **          31,747,877

       The American Funds Group          American EuroPacific Growth Fund - 544,297 shares           **          19,393,286

       Franklin Templeton                Franklin Small-Cap Growth II Fund - 1,049,892 shares        **          12,619,697

       Pimco Fund                        Pimco Total Return Fund - 1,177,827 units                   **          12,567,413

       T. Rowe Price                     T Rowe Price Mid-Cap Growth Fund - 244,590 shares           **          12,200,173

       The Vanguard Group                Vanguard Asset Allocation Fund - 374,305 shares             **           9,192,920

       The Vanguard Group Index Fund     Vanguard Growth Index Fund - 523,936 shares                 **           7,439,902

*      Participant Loans                 Participant Loans (with interest rates                      **           7,423,278
                                         ranging from 7.00% to 11.50% and
                                         maturity dates ranging from January
                                         2005 to July 2027)

       Harbor Fund                       Harbor Capital Appreciation Fund - 508,527 shares           **           7,221,081

       Wilshire Target Fund              Wilshire Target Large Growth Fund - 508,527 shares          **           7,221,081

*      American Express Trust Company    AXP S&P 500 Index Fund - 1,498,411 units                    **           7,012,562

       Lord Abbett Mid-Cap Value         Lord Abbett Mid-Cap Value Fund - 222,292 shares             **           5,021,584

       Calamos Fund                      Calamos Growth Fund - 81,538 shares                         **           4,319,909

       Royce Total Return                Royce Total Return Fund - 349,545 shares                    **           4,285,424

       Washington Mutual                 Washington Mutual Investors Fund - 124,162 shares           **           3,821,696

                                                                                                               ------------
                                         Total                                                                 $273,568,566
                                                                                                               ============

*     Represents a party-in-interest

**    Indicates a participant-directed fund. The cost disclosure not required.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-65513, 33-42623, 333-83809, and 333-124574 of Applied Industrial
Technologies, Inc. on Form S-8 of our report dated June 10, 2005, appearing in this annual report on Form 11-K of Applied Industrial Technologies, Inc. Retirement Savings Plan for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 28, 2005